March 12, 2026

Armin Zerza
Chief Financial Officer
Warner Music Group Corp.
1633 Broadway
New York, NY 10019

       Re: Warner Music Group Corp.
           Form 10-K for Fiscal Year Ended September 30, 2025
           File No. 001-32502
Dear Armin Zerza:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services